FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Six Months Ended September 30, 2008

2.	Confirmation Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 1, 2008	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Six Months Ended September 30, 2008

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I    Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

		Six months ended September 30, 2008	Three months ended September 30, 2008	Year ended March 31, 2008
Revenue	(Mil yen)	515,608	257,732	1,593,722
Net revenue	(Mil yen)	263,152	128,065	787,257
Loss before income taxes	(Mil yen)	(153,605)	(69,341)	(64,588)
Net loss	(Mil yen)	(149,464)	(72,872)	(67,847)
Shareholders’ equity	(Mil yen)	—	1,810,137	1,988,124
Total assets	(Mil yen)	—	24,758,108	25,236,054
Shareholders’ equity per share	(Yen)	—	948.34	1,042.60
Net loss per share—basic	(Yen)	(78.32)	(38.18)	(35.55)
Net loss per share—diluted	(Yen)	(78.42)	(38.23)	(35.57)
Shareholders’ equity as a percentage of total assets	(%)	—	7.3	7.9
Cash flows from operating activities	(Mil yen)	(403,286)	—	(647,906)
Cash flows from investing activities	(Mil yen)	(59,187)	—	(102,019)
Cash flows from financing activities	(Mil yen)	379,886	—	942,879
Cash and cash equivalents at end of the period	(Mil yen)	—	430,925	507,236
Number of staffs		—	18,971	18,026

(Notes)

1	The selected consolidated financial data are stated in accordance with the generally accepted accounting principles in the United States of America.

2	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

3	The selected stand alone financial data are not prepared because the consolidated financial statements have been prepared.

4	In accordance with FASB Staff Position No.39-1, “Amendment of FASB Interpretation No.39” (“FSP FIN 39-1”), the consolidated balance sheets as of March 31, 2008 have been reclassified. Such reclassification has been made in “Total assets” and “Shareholders’ equity as a percentage of total assets”. The amounts previously reported are as follows:

Year ended March 31, 2008
Total assets (Mil yen)	26,298,798
Shareholders’ equity as a percentage of total assets (%)	7.6

2. Business Overview

There was no significant change for the business of Nomura Holdings, Inc. (“Company”) and its 314 consolidated subsidiaries and variable interest entities (collectively referred to as “Nomura”, “we”, “our”, or “us”) for the three months ended September 30, 2008. There are 14 affiliated companies which were accounted for by the equity method at September 30, 2008.

Item 2. Operating and Financial Review

1. Significant Contracts

In September 2008, Nomura reached agreements to acquire Lehman Brothers (“Lehman”) franchise in the Asia Pacific region including Japan and Australia as well as the European and Middle Eastern equities and investment banking operations of Lehman and it was closed in October 2008. The deals did not include any trading assets or trading liabilities. Nomura also announced in October 2008 to hire former Lehman staff in European fixed income division and to acquire Lehman’s three companies which provide IT and other service related platform in India. For a further discussion, please see “Item 5. Financial Information, 1. Consolidated Financial Statements, Note 5. – Business combinations” and “Item 5. Financial Information, 2. Other.”

2. Operating and Financial Analysis

(1) Operating Results

For the three months ended September 30 2008, the financial uncertainty spread from the U.S. to other markets around the world and a global plunge in share prices caused further turmoil in the financial markets. Domestic stock markets became stagnant, following a decline in the corporate sector’s performance and an emergence of troubled U.S. mortgage finance companies in July, and the stock prices fell sharply after Lehman’s bankruptcy made financial crisis more apparent in September.

Under these environments, Nomura reported net revenue of ¥128.1 billion, non-interest expenses of ¥197.4 billion, loss before income taxes of ¥69.3 billion, and net loss of ¥72.9 billion for the three months ended September 30, 2008.

The breakdown of Net revenue and Non-interest expenses on the consolidated statements of operations are as follows.

	Three months ended September 30, 2008 (Mil Yen)
Commissions	¥84,886
Brokerage commissions		53,840
Commissions for distribution of investment trust		24,173
Other		6,873
Fees from investment banking	10,026
Underwriting and distribution		3,385
M&A / financial advisory fees		6,218
Other		423
Asset management and portfolio service fees	42,411
Asset management fees		38,358
Other		4,053
Net loss on trading	(21,015)
Merchant banking		(457)
Equity trading		1,717
Fixed income and other trading		(22,275)
Gain on private equity investments	23,167
Net interest	(2,674)
Loss on investments in equity securities	(9,804)
Other	1,068

Net revenue	¥128,065

Three months ended September 30, 2008 (Mil Yen)
Compensation and benefits	¥80,098
Commissions and floor brokerage	20,343
Information processing and communications	34,632
Occupancy and related depreciation	17,180
Business development expenses	7,919
Other	37,234

Non-interest expenses	¥197,406

Business Segment Information

Results by business segment are as follows.

Reconciliations of Net revenue and Income before income taxes on segment results of operations and the consolidated statements of operations are set forth in “Item 5. Financial Information, 1. Consolidated Financial Statements, Note 11. – Segment and geographic information.”

Net revenue

Three months ended September 30, 2008 (Mil Yen)
Domestic Retail	¥74,455
Global Markets	(6,538)
Global Investment Banking	5,247
Global Merchant Banking	20,500
Asset Management	14,711
Other (Inc. elimination)	27,992

Total	¥136,367

Non-interest expenses

Three months ended September 30, 2008 (Mil Yen)
Domestic Retail	¥69,137
Global Markets	80,150
Global Investment Banking	13,970
Global Merchant Banking	5,853
Asset Management	13,916
Other (Inc. elimination)	14,380

Total	¥197,406

Income (loss) before income taxes

Three months ended September 30, 2008 (Mil Yen)
Domestic Retail	¥5,318
Global Markets	(86,688)
Global Investment Banking	(8,723)
Global Merchant Banking	14,647
Asset Management	795
Other (Inc. elimination)	13,612

Total	¥(61,039)

Domestic Retail

Domestic Retail reported net revenue of ¥74.5 billion and income before income taxes was ¥5.3 billion for the three months ended September 30, 2008 and we were able to maintain a profit in Domestic Retail despite the tough operating environment. Our customer base continues to grow with an ongoing inflow of net assets and an increase in the number of customer accounts. Net inflow of domestic client assets was at ¥1.4 trillion, mainly due to an increase in physical stock certificates being brought into branch offices ahead of dematerialization of stocks in Japan. A total of six new publicly offered investment trusts were launched during the quarter, attracting some ¥590 billion. The trend among Japanese retail investors of shifting funds into investment products remains firm.

Global Markets

Net revenue in Global Markets was minus ¥6.5 billion and loss before income taxes was ¥86.7 billion for the three months ended September 30, 2008, as losses were booked on credit, derivatives, and equities trading due to the financial market turmoil.

Included in the loss are the direct impact from Lehman’s collapse of around ¥17 billion in our trading activities and a loss of ¥12 billion in Asset Finance primarily due to provisions and revaluations at fair value for real-estate related assets and loans.

Global Investment Banking

Global Investment Banking reported net revenue of ¥5.2 billion and loss before income taxes of ¥8.7 billion for the three months ended September 30, 2008, mostly as the pace of equity underwriting deals was weak and losses were booked related to Asset Finance. However, Japanese corporates continue to actively pursue large M&A deals and cross-border transactions are on the rise. We acted as financial advisor on TDK’s tender offer for German firm EPCOS.

Global Merchant Banking

Net revenue in Global Merchant Banking was ¥20.5 billion and income before income taxes was ¥14.6 billion for the three months ended September 30, 2008, generated mainly from the sale of our stake in Tungaloy. We completed new investments in two Indian companies.

Asset Management

Net revenue in Asset Management was ¥14.7 billion and income before income taxes was ¥0.8 billion for the three months ended September 30, 2008 due to unrealized losses on pilot funds and a decline in asset management fees resulting from a reduction in assets under management due to the plunge in the stock market. We continued increasing the lineup of our Next Funds series, adding seven new funds. Internationally, we received new mandates to manage Asian equities for leading funds.

Other Operating Results

Other operating results include net gain on trading related to economic hedging transactions, realized gain on investments in equity securities, equity in earnings of affiliates, corporate items, and other financial adjustments. Net revenue in Other was ¥28 billion. Income before income taxes was ¥13.6 billion for the three months ended September 30, 2008.

Geographic Information

Please refer to “Item 5. Financial Information, 1. Consolidated Financial Statements, Note 11. – Segment and geographic information” for net revenue and income (loss) before income taxes by geographic region.

Cash Flow Information

Please refer to “(5) Liquidity and Capital Resource.”

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance which Nomura has certain exposure to. Nomura also has exposures to Special Purpose Entities (“SPEs”) and monoline insurers in the normal course of business.

Securitization Products

Nomura’s exposure to securitization products mainly consists of Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), and commercial real estate-backed securities. Nomura holds these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of Nomura’s exposure to securitization products by geographic location of the underlying collateral as of September 30, 2008.

	Millions of yen
	September 30, 2008
	Japan	Asia	Europe	America	Total
Commercial mortgage-backed securities	¥10,950	¥—	¥—	¥12,727	¥23,677
Residential mortgage-backed securities	38,906	—	—	—	38,906
Commercial real estate-backed securities	48,796	—	—	—	48,796
Other securitization products	49,377	1,952	2,412	3,725	57,466

Total	¥148,029	¥1,952	¥2,412	¥16,452	¥168,845

(1)	The balances shown exclude those for which Nomura transferred financial assets to securitization vehicles where such transfers were accounted for as secured financing rather than sales under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS140”), and in which Nomura has no continuing economic exposure.
(2)	Nomura has ¥118,150 million exposure, as whole loans and commitment, to U.S. CMBS-related business as at September 30, 2008.

The following table sets forth Nomura’s exposure to CMBS by geographical region and external credit rating of the underlying collateral as of September 30, 2008.

	Millions of yen
	September 30, 2008
	AAA	A	Not rated	Gennie Mae/GSE(1)	Total
Japan	¥5,293	¥299	¥5,358	¥—	¥10,950
America	10,486	—	—	2,241	12,727

Total	¥15,779	¥299	¥5,358	¥2,241	¥23,677

(1)	“Gennie Mae” refers to Government National Mortgage Association. “GSE” refers to Government Sponsored Enterprises.
(2)	Rating based on Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd, Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of September 30, 2008, depending on which rating is the lowest.

Leveraged Finance

Nomura provides loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually initially provided through a commitment, Nomura has both funded and unfunded exposures on these transactions.

The following table sets forth Nomura’s exposure to leveraged finance by geographic location of the target company as of September 30, 2008.

	Millions of yen
	September 30, 2008
	Funded	Unfunded	Total
Japan	¥36,068	¥1,895	¥37,963
Europe	82,539	6,189	88,728

Total	¥118,607	¥8,084	¥126,691

Special Purpose Entities

In the normal course of business, Nomura is involved with numerous types of SPEs which are corporations, partnerships, funds, trusts or other legal vehicles which are designed to fulfill a limited, specific purpose. Nomura both creates and sponsors these entities, and also enters into arrangements with entities created or sponsored by others.

SPEs, which may have an impact on Nomura’s future financial position and financial performance, generally meet the definition of a Variable Interest Entity (“VIE”) under FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) or meet the definition of a Qualifying Special Purpose Entity (“QSPE”) under SFAS 140.

For further discussion on Nomura’s involvement with VIEs, see “Item 5. Financial Information, 1. Consolidated Financial Statements, Note 4. – Variable interest entities (VIEs) ”

The following table sets forth Nomura’s exposure from consolidated VIEs, exposure to significant unconsolidated VIEs and exposure to unconsolidated SPEs as of September 30, 2008, arising from its significant involvement with these entities. Nomura considers maximum exposures to loss to be limited to the amounts presented below, which are reflected in the consolidated balance sheet or the footnote discussing commitments and guarantees. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Millions of yen
	September 30, 2008
	Exposure from consolidated VIEs	Exposure to significant unconsolidated VIEs	Exposure to unconsolidated SPEs	Total
Trading Assets:
Equities and convertible bonds	¥171,627	¥—	¥—	¥171,627
Government and government agency bonds	783	1,497	—	2,280
Bank and corporate debt securities	4,206	—	41,589	45,795
Mortgage and mortgage-backed securities	59,714	205,598	—	265,312
Investment trust fund and other	—	—	8,877	8,877
Derivatives(1)	55	—	(2,449)	(2,394)
Office buildings, land, equipment and facilities	50,004	—	—	50,004
Others	1,284	31,113	—	32,397
Commitments to extend credit, standby letters of credit and other guarantees	—	22,750	—	22,750

(1)	The amounts represent current balance sheet carrying value of derivatives. Notional amounts are ¥2,803 million for exposure from consolidated VIEs and ¥49,020 million for exposure to unconsolidated SPEs.

Monoline Insurers (Financial Guarantors)

Nomura’s Global Markets business in Europe has exposure to various monoline insurers primarily arising from derivatives entered into as hedges against certain investments.

The following table sets forth Nomura’s exposure to monoline insurers arising from derivatives in Global Markets in Europe as of September 30, 2008, analyzed by external credit rating.

	Millions of U.S. dollars
	September 30, 2008
Monoline insurers by Credit Rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and Other Adjustments	Net Exposure	CDS Protection(4)
AAA	$1,587	$202	$30	$172	$0
BBB	1,478	188	126	62	58

Total	$3,065	$390	$156	$234	$58

(1)	Rating based on Standard & Poor’s or Moody’s Investors Service as of September 30, 2008 depending on which rating is lower.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to adjustments.
(4)	Notional less estimated fair value of CDS protection acquired against the monoline insurers.

In addition to the above derivatives exposure, Nomura also has U.S.$530 million of debt securities, guaranteed by monoline insurers, the majority of which are utility bonds. The estimated fair value of the wrap included in carrying value of these debt securities is not significant.

2) Fair Value of Financial Instruments

The majority of Nomura’s financial assets and financial liabilities are carried at fair value on a recurring basis. Financial assets which are carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings and Long-term borrowings. These financial instruments include the investments to which investment company accounting are applied under AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide – Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investment in Investment Company”, and the financial assets and financial liabilities for which the fair value option is elected under SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”) or SFAS No. 155, “Accounting for Certain hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140” (“SFAS 155”).

In accordance with SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Fair value hierarchy

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that Nomura has ability to access at the measurement date are classified as Level 1. Examples are listed stocks at Tokyo Stock Exchange 1st section and Japanese government bonds.

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. An example of financial instruments is an interest rate swap contract between short-term floating interest rate and fixed interest rate.

Level 3:

Financial assets and financial liabilities whose values are based on unobservable inputs in markets are classified as Level 3. Unobservable inputs are based on the reporting entity’s own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. It is classified as Level 3, if such unobservable inputs in markets have more than insignificant impact on fair value measurement of an instrument. These assumptions include a method to estimate unobservable long-term volatilities of foreign exchange rate from volatilities within observable term in the markets and a method to estimate credit premium using for fair value measurements of individual loans.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. In case that a derivative is valued with using a combination of Level 1, 2 and 3 inputs, it would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

The following table presents information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2008 within the fair value hierarchy.

	Billions of yen
	September 30, 2008
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30 2008
Assets:
Trading assets and private equity investments
Equities (Including private equity investments) (2)	¥1,039	¥652	¥786	¥—	¥2,477
Debt securities and loans receivables	4,834	1,889	794	—	7,517
Investment trust fund and other	43	45	19	—	107
Derivative contracts	33	7,293	941	(7,362)	905

Loans and receivables (3)	—	32	8	—	40
Other assets (4)	302	76	60	—	438

Total	¥6,251	¥9,987	¥2,608	¥(7,362)	¥11,484

Liabilities:
Trading liabilities
Equities	¥809	¥106	¥0	¥—	¥915
Debt securities	3,101	125	—	—	3,226
Investment trust fund and other	1	0	—	—	1
Derivatives contracts	37	7,257	804	(7,474)	624

Short-term borrowings (5)	—	18	19	—	37
Long-term borrowings (5)(6)(7)	18	614	(139)	—	493

Total	¥3,966	¥8,120	¥684	¥(7,474)	¥5,296

(1)	Counterparty netting of derivative assets and liabilities in accordance with No. FIN 39, “Offsetting of Amounts Related to Certain Contracts” and cash collateral netting against net derivatives in accordance with FSP FIN 39-1.
(2)	Include private equity investments that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option under SFAS 159.
(3)	Include loans and receivables for which Nomura elected the fair value option under SFAS 159.
(4)	Include investments in affiliated companies that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option under SFAS 159.
(5)	Include structured notes which are elected for the fair value option under either SFAS 155 or SFAS 159.
(6)	Include liabilities by collateralized financing transactions that are accounted for as financing rather than sales in accordance with SFAS 140. Nomura elected the fair value option under SFAS 159 for those liabilities.
(7)	Include embedded derivatives bifurcated in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” from the structured notes issued. If unrealized gain is more than unrealized loss, long-term borrowings is reduced by the exceeded amount.

Level 3 Assets and Liabilities

The Level 3 financial instruments include following instruments.

Equities comprised private equity investments in the amount of ¥395 billion. Investments to unlisted companies were classified in level 3. Equities also comprised the inventory through Hedge Fund in the amount of ¥239 billion. Nomura has developed the business such as issuing structured notes linked to the inventory.

Debt securities and loans receivables comprised corporate loan in the amount of ¥128 billion, mortgage backed securities and mortgage loans in the amount of ¥327 billion. It also comprised certain notes which were illiquid and valued by pricing models. Derivative contracts are aggregated without netting of derivative assets and derivative liabilities by counterparty.

The following table presents the proportion of the net Level 3 financial assets, which is Level 3 assets netted out with Level 3 derivative liabilities, in the net total financial assets carried at fair value, which is total assets netted out with total derivative liabilities.

Billions of yen
September 30, 2008
Level 3 Financial Assets	¥2,608
Deduction: Level 3 Derivatives, Liabilities	(804)

Net Level 3 Financial Assets (After netting derivative assets and liabilities)	¥1,804

Total Financial Assets measured at Fair Value	¥18,846
Deduction: Derivatives, Liabilities	(8,098)

Net Total Financial Assets measured at Fair Value (After netting derivative assets and liabilities)	¥10,748

The proportion of the net Level 3 financial assets in the net total financial assets carried at fair value after netting of derivative assets and liabilities	17%

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to “Item 5. Financial Information, 1. Consolidated Financial Statements, Note 3. – Fair value of financial instruments” about the balances of assets and liabilities for trading purposes.

Risk management of trading activity

Nomura adopts Value at Risk (VaR) for measurement of market risk to the trading activity.

1)	Assumption on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consider correlation of price movement among the products

2)	Records of VaR

September 30, 2008 (Bil Yen)
Equity	¥2.7
Interest rate	3.4
Foreign exchange	6.3

Sub-total	12.4
Diversification benefit	(5.1)

Value at Risk (VaR)	¥7.3

	Three months ended September 30, 2008
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	¥8.2	¥5.9	¥6.7

(4) Qualitative Disclosures about Market Risk

1) Risk Management

Our group business activities are inherently subject to various risks. Managing those risks is an integral part of management’s responsibilities to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

We establish “Structure for Ensuring Appropriate Business” which is a principle, at the Board of Directors. Within this is established the “Structure for Regulations and others regarding Management of Risk Loss”. In accordance with these structures, we are constantly seeking to upgrade the risk management expertise and we are trying to strengthen and promote the risk management.

2) Global Risk Management Structure

Governance

We have independent financial management resources and risk management units (Controller’s Department, Group Finance Department, Group Treasury Department and Group Risk Management Department) headquartered in Tokyo which are responsible for appropriate financial resource allocation and risk management. These units assist with the supervisory function of GMC (Group Management Committee) and the Executive Officer who is in charge of risk management, currently the Chief Financial Officer. Together they are responsible for implementation of the risk management framework and supervising risks. Supervision by the units includes establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of risk management, and measuring and analyzing the risks of the entire group. In particular, the units establish and enhance all of our risk management policies and rules. The units gather necessary information for risk management and implement risk management policies for our global operations. The units report ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by Internal Audit.

We have established a Risk Management Committee (RMC) under the GMC. The RMC considers significant risk matters including Basel II regulated risk items, matters related to Nomura Group’s debt structure & capital policy, and implementation and updating of important policies and procedures related to risk management. Further, we have established the Risk Management Sub Committee under the RMC for the management of important positions, market risk, credit risk, risk concentration and strategic risk within the Nomura Group.

Definition and Types of Risk Managed

“Risk” is defined as the possibility of capital impairment due to losses in the business, and the possibility that business operations do not generate an assumed output or cannot reach an expected level or cannot meet a planned goal due to the deterioration of efficiency and/or effectiveness. We classify risks as “Portfolio risk” (Risk of losses arising from fluctuations and declines in the value of portfolios.) and “Non portfolio risk”. Portfolio risk consists of Market Risk, Credit Risk and Private Equity Risk and Non portfolio risk consists of Operational Risk and Business Risk. Further, “Portfolio risk” is classified into trading risk and non-trading risk.

In addition to managing each risk, we calculate economic capital for each risk.

Risk Control

Dynamic management of risk is performed within each regional front office business. These units are best placed to respond rapidly and flexibly to changing market conditions and the needs of business in each region. Risk taken and managed in this way is consistent with limits and guidelines which provide a framework for economic capital allocation. This framework consists of higher level economic capital guidelines, links to lower level limits on value-at risk (“VaR”) and other measures appropriate to individual business lines. We set economic capital guidelines for core business units within a business division. We also set limits designed to restrict trading activities to prescribed mandates.

The financial management resources and risk management units set and monitor the limits such as risk control limit (various types), credit line, country limit, regulatory capital limit and unsecured funding limit. The Risk Management unit reports ongoing risk status to senior management.

(5) Liquidity and Capital Resource

Liquidity Management

Overviews

Liquidity is of critical importance to Nomura Holdings, Inc. and group companies in the financial services sector. We define liquidity risk as the potential inability to meet financial obligations as they become due. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

We have in place a number of liquidity policies to achieve our primary liquidity objective. These include (1) Ensure appropriate funding mix.; (2) Diversify unsecured funding sources; (3) Unsecured Funding Management; (4) Maintain Liquidity Portfolio; (5) Maintain Committed Bank Facilities and (6) Maintaining and testing Contingency Funding Plan (CFP)

1) Ensure appropriate funding mix. We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets enables us to fund the firm for periods at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

i.	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

ii.	Goodwill and indefinable intangible assets, property, equipment and other illiquid assets.

iii.	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

iv.	Commitments to lend to external counterparties based on the probability of drawdown.

v.	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model is calculated at the group company level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity among group companies.

2) Diversify unsecured funding sources. We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We also seek to diversify funding by currency.

3) Unsecured Funding Management. We manage the overall level of unsecured funding and set the internal limits on the additional amount of unsecured funding available across the entity. The availability of unsecured funding is set by the Group Management Committee, and monitored closely by Global Treasury.

4) Maintain Liquidity Portfolios. To ensure a readily available source of liquidity, we have structured our liquidity portfolio. We maintain a liquidity portfolio at Nomura Holdings, Inc. and group companies in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. In addition to the liquidity portfolio, we have other unencumbered assets comprising mainly unpledged trading inventory that can be used as an additional source of secured funding. The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from followings.

i.	Upcoming maturities of unsecured debt (maturities less than 1 year)

ii.	Potential buybacks of our outstanding debt

iii.	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

iv.	Normal business volatility

v.	Cash and collateral outflows in the event of a stress event

5) Maintain Committed Bank Facilities. In addition to our Liquidity Portfolio, we maintain un-drawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources.

6) Maintaining and testing Contingency Funding Plan (CFP). We have developed a detailed contingency funding plan. As a part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura specific events and market-wide.

Cash Flow

Cash and cash equivalents as of September 30, 2008, decreased by ¥172.9 billion as compared to June 30, 2008. For the three months ended September 30, 2008, net cash provided by operating activities amounted to ¥62.3 billion due to a decrease of trading related assets (net of trading related assets and liabilities). Net cash used in investing activities amounted to ¥20.0 billion due to an increase of office buildings, land, equipment and facilities and non-trading debt securities. Net cash used in financing activities amounted to ¥199.1 billion due to a decrease in borrowings.

Consolidated Balance Sheets and Financial Leverage

Total assets as of September 30, 2008, were ¥24,758.1 billion, a decrease of ¥477.9 billion compared to March 31, 2008, reflecting a decrease in collateralized agreements. Total liabilities as of September 30, 2008, were ¥22,948.0 billion, a decrease of ¥300.0 billion compared to March 31, 2008, mainly due to a decrease in collateralized financing. Total shareholders’ equity was ¥1,810.1 billion, a decrease of ¥178.0 billion compared to March 31, 2008, due to a decrease in retained earnings from net loss for the six months ended September 30, 2008.

Our shareholders’ equity was ¥ 1,810.1 billion as of September 30, 2008. Our leverage ratio as of September 30, 2008 was 13.7 times. The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	(billions of yen, except ratios)
	September 30, 2008
Shareholders’ equity	¥1,810.1
Total assets	24,758.1
Adjusted assets(1)	17,024.2
Leverage ratio(2)	13.7	x
Adjusted leverage ratio(3)	9.4	x

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

(6) Current Challenges

The outlook for the global economy continues to indicate a strong slowdown due to the turbulence in the financial markets and the increasing effect this is having on the real economy. The economic environment surrounding Japan is also considered to be entering a difficult position as weakening economies abroad lead to a slowdown in exports. The turbulence in the global financial and capital markets, coupled with the downturn in global economic growth, is expected to result in a continued unfavorable business environment for Nomura Group.

In such an environment, we aim to realize our management vision and continue growing by thoroughly understanding client trends and their requirements, anticipating risks, and developing new business. To do so, we will implement the following initiatives to address the current challenges we face.

In Domestic Retail, we will continue to enhance our product and service offering provided through direct contact, online, and via call centers to accommodate the increasingly sophisticated and diverse needs of our customer. We aim to continue being a trusted partner for our clients by promptly providing world-class quality products and services that meet their individual requirements.

Global Markets will continue to be the product supply hub for Nomura. In light of the rapidly changing environment in the financial markets, we will focus on delivering high value-added products and solutions to our clients by enhancing product development expertise in areas such as derivatives, leveraging the global trading infrastructure at Instinet, and making full use of the human capital and infrastructure acquired from the former Lehman Brothers (“Lehman”). In Global Fixed Income, we will strengthen our marketing structure and enhance our capabilities in credit and derivative product development as well as trading by tapping into our increased pool of human capital in Asia and Europe. In Global Equity, we aim to establish ourselves as a bulge bracket firm in the Pan-Asian equity brokerage business with strengths in Japanese and Asian stocks. We will also enhance our European stocks and derivatives capabilities, while accelerating the expansion of our global services.

In Global Investment Banking, we are expanding our M&A advisory and corporate financing advisory businesses in order to provide high value-added solutions tailored to the individual strategic requirements of each client. With the additional personnel joining from Lehman in Asia and Europe, we aim to enhance our presence as a global investment bank centered in Asia that provides world-class services, while continuing to build our business in Japan.

In Global Merchant Banking, we remain focused on increasing the enterprise value of the companies we invest in and achieving further growth as one of the largest private equity firms in Japan. In Asia and Europe, we intend to maximize the value of our investments by pursuing opportunities that are distinct to the characteristics of each region and utilizing the full resources of Nomura Group.

In Asset Management, we aim to further enhance our investment management capabilities on a global scale while aiming to become an asset management firm with a distinct competitive advantage in Japan and the rest of Asia. In Japan, we intend to enhance our overall brand value by increasingly providing a diverse range of investment opportunities through various sales channels covering both individual and institutional investors. Outside Japan, we aim to expand our client base and increase assets under management by responding to the needs of international investors for investment into Japan and Asia.

In addressing the challenges and implementing the strategies outlined above, we will remain focused on making optimal use of management resources and bringing together the collective strengths of our domestic and international operations to further develop the financial and capital markets and enhance profitability across the entire group to realize our management vision and maximize shareholder value.

In regard to fundamental policies for the treatment of shareholders holding a quantity of shares that enables them to govern decisions on Company management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, there are no plans at the present time for the introduction of so-called takeover defense strategies such as a defense strategy of prior issue of new stock acquisition rights (a rights plan).

The Company has a management objective of building a solid position as “a Japanese financial services group with global competitive strength” and has made commitments to further growth and enhancement of shareholder value through broadening of the scope of its business and expansion into areas beyond the framework of the traditional securities industry. Broadening the profile of investment is critical in achieving the Company’s management objectives, and we believe that having many parties become knowledgeable about the Company and become shareholders will contribute to the achievement of our management objectives. Thus, the Company lists its shares on the Tokyo Stock Exchange as well as other Japanese stock exchanges, became listed on the New York Stock Exchange, and has already taken measures such as lowering the number of shares in a trading unit, and introducing a quarterly dividend.

Given these circumstances, the Company’s Board of Directors recognizes that it is necessary to protect the shareholders and investors from unfavorable result in the event of an attempt to take over the Company by parties not appropriate to the business value and common benefit to shareholders, and in accordance with the obligations of persons entrusted by shareholders and investors, will take appropriate measures. In such a case, the Corporate Value Enhancement Committee established within the Company would perform research and investigation in regard to the buyout proposal etc., and after an investigatory meeting composed of the Company’s outside directors the Board of Directors would hold sufficient deliberations, and would reach a conclusion in regard to the best strategy from the viewpoint of shareholders with regard to the value of the business and common benefit to shareholders.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000

Total	6,000,000,000

B. Issued Shares

Type	Number of Issued Shares as of September 30, 2008	Number of Issued Shares as of November 12, 2008	Trading Markets	Details
Common Stock	1,965,919,860	1,965,919,860	Tokyo Stock Exchange(*2)	—
			Osaka Stock Exchange(*2)
			Nagoya Stock Exchange(*2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	1,965,919,860	1,965,919,860	—	—

(Notes)

1	Shares that may have increased from exercise of stock options between November 1, 2008 and November 12, 2008 are not included in the number of issued shares as of November 12, 2008.
2	Listed on the First Section of each stock exchange.

(2) Stock Options

Stock Acquisition Right

Resolved by the 98th General Shareholders’ Meeting on June 26, 2002

Stock Acquisition Rights No. 1

(As of September 30, 2008)

Number of Stock Acquisition Right	1,166 (*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	1,166,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,788 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2004 to June 30, 2009

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,788 Capital Inclusion Price ¥894

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	Executive officers are treated in the same manner with directors.

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 2

(As of September 30, 2008)

Number of Stock Acquisition Right	1,230(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	1,230,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,614 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,614 Capital Inclusion Price ¥807

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 3

(As of September 30, 2008)

Number of Stock Acquisition Right	236(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	236,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 4

(As of September 30, 2008)

Number of Stock Acquisition Right	1,250 (*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	1,250,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,602 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,602 Capital Inclusion Price ¥801

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 5

(As of September 30, 2008)

Number of Stock Acquisition Right	189(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	189,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 6

(As of September 30, 2008)

Number of Stock Acquisition Right	407(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	407,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 7

(As of September 30, 2008)

Number of Stock Acquisition Right	430(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	43,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From July 26, 2007 to July 25, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 8

(As of September 30, 2008)

Number of Stock Acquisition Right	15,223(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	1,522,300

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,405 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,405 Capital Inclusion Price ¥703

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 9

(As of September 30, 2008)

Number of Stock Acquisition Right	9,407(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	940,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.
Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 10

(As of September 30, 2008)

Number of Stock Acquisition Right	8,009(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	800,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.
2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
b) There is any other reason similar to a).
3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 11

(As of September 30, 2008)

Number of Stock Acquisition Right	18,040(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	1,804,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥2,194 per share

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,194 Capital Inclusion Price ¥1,340

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.

2. The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on the Reorganization	—

(Note)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the common stock is split or the common stock is consolidated after the grant of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment	x	1
Ratio of Stock Split or Stock Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Shares of Common Stock of the Company Disposed of x Paid-in Amount Per Share and/or Disposal Value per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares)

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 12

(As of September 30, 2008)

Number of Stock Acquisition Right	124(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	12,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 11, 2008 to October 10, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right

1.      Each stock acquisition right may not be exercised partly.

2.      The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 13

(As of September 30, 2008)

Number of Stock Acquisition Right	39,271(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	3,927,100

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2009 to April 25, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,165

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains a position of as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors shall hereinafter be referred to collectively as “Executive(s),” and Executives and employees shall hereinafter be referred to collectively as “Executive(s) or Employee(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:

a)      Regarding an Optionee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiaries include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Optionee’s term of office or a similar reason

b)      Regarding an Optionee posted as an employee of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to attainment of retirement age, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason

c)      Regarding an Optionee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position as an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events

(2)    The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 14

(As of September 30, 2008)

Number of Stock Acquisition Right	12,039(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	1,203,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 22, 2009 to June 21, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,278

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors shall hereinafter be referred to collectively as “Executive(s),” and Executives and employees shall hereinafter be referred to collectively as “Executive(s) or Employee(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:

a)      Regarding an Optionee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiaries include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Optionee’s term of office or a similar reason

b)      Regarding an Optionee posted as an employee of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to attainment of retirement age, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason

c)      Regarding an Optionee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position as an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events

(2) The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 15

(As of September 30, 2008)

Number of Stock Acquisition Right	1,130(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	113,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥2,374 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,374 Capital Inclusion Price ¥1,436

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 16

(As of September 30, 2008)

Number of Stock Acquisition Right	18,880(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	1,888,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥2,374 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,374 Capital Inclusion Price ¥1,436

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or other similar reasons; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 17

(As of September 30, 2008)

Number of Stock Acquisition Right	25,625(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	2,562,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 18

(As of September 30, 2008)

Number of Stock Acquisition Right	1,604(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	160,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 20, 2009 to October 19, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥972

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 19

(As of September 30, 2008)

Number of Stock Acquisition Right	63,896(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	6,389,600

The Amount to be Paid upon Exercising the Stock Acquisition Right (*)	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 24, 2010 to April 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥806

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.
2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.
a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or
b) There is any other reason similar to a) above.
3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 20

(As of September 30, 2008)

Number of Stock Acquisition Right	1,523(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	152,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 21

(As of September 30, 2008)

Number of Stock Acquisition Right	7,777(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	777,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 22

(As of September 30, 2008)

Number of Stock Acquisition Right	1,100(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	110,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,631 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,631 Capital Inclusion Price ¥957

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 23

(As of September 30, 2008)

Number of Stock Acquisition Right	19,780(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	1,978,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,631 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,631 Capital Inclusion Price ¥957

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Stock Acquisition Rights No. 24

(As of September 30, 2008)

Number of Stock Acquisition Right	60(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	6,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥747

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 25

(As of September 30, 2008)

Number of Stock Acquisition Right	30(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	3,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥747

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

(3) Rights plan

None

(4) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/Decrease of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
September 30, 2008	—	1,965,919,860	—	182,799,789	—	112,504,265

(5) Major Shareholders

		As of September 30, 2008
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	113,571	5.78
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	113,035	5.75
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	64,607	3.29
Hero and Company	c/o Bank of New York 101 Barclays Street, New York, New York, U.S.A.	52,999	2.70
State Street Bank and Trust Company 505223	Boston, Massachusetts, U.S.A.	47,565	2.42
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	26,051	1.33
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	Woolgate House, Coleman Street, London, England	25,871	1.32
State Street Bank and Trust Company 505103	Boston, Massachusetts, U.S.A.	21,343	1.09
The Chase Manhattan Bank 385036	360 North Crescent Drive, Beverly Hills, California, U.S.A.	20,652	1.05
OD05 Omnibus China Treaty 808150	338 Pitt Street, Sydney, NSW Australia	20,407	1.04

Total		506,100	25.74

(Note)

1.	The Company has 55,995 thousand shares of treasury stock as of September 30, 2008 which is not included in the Major Shareholders list above.
2.	Fidelity Investments Japan Limited and their group company (“Fidelity Group”) submitted Major Shareholding Report (Change report) on June 4, 2008 and September 5, 2008, and reported that they have 120,016 thousand shares of the Company as of May 30, 2008. However, The Company specified these Major holders according to list of shareholders as of September 30, 2008 because the Company could not confirm the number of Fidelity Group’s holding shares as of the day.
3.	Barclays Global Investors Japan Limited and their 3 group companies (“BGI Group”) submitted Major Shareholding Report (Change report) on June 16, 2008, and reported that they have 86,216 thousand shares of the Company as of June 9, 2008. However, The Company specified these Major holders according to list of shareholders as of September 30, 2008 because the Company could not confirm the number of BGI Group’s holding shares as of the day.

(6) Voting Rights

A. Outstanding Shares

As of September 30, 2008
	Number of Shares	Number of Votes	Description
Stock without voting right	—	—	—
Stock with limited voting right (Treasury stocks, etc.)	—	—	—
Stock with limited voting right (Others)	—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks Common stock 55,994,500)	—	—
	(Crossholding Stocks Common stock 3,000,000)	—	—
Stock with full voting right (Others)	Common stock 1,904,901,300	19,048,292	—
Shares less than 1 unit	Common stock 2,024,060	—	Shares less than 1 unit (100 shares)

Total Shares Issued	1,965,919,860	—	—

Voting Rights of Total Shareholders	—	19,048,292	—

(Note)

72,100 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 55 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of September 30, 2008
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	55,994,500	—	55,994,500	2.85
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.10
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.05

Total	—	58,994,500	—	58,994,500	3.00

2. Stock Price History

Highs and Lows

Month	April, 2008	May, 2008	June, 2008	July, 2008	August, 2008	September, 2008
High (Yen)	1,848	1,907	1,918	1,695	1,592	1,544
Low (Yen)	1,475	1,683	1,565	1,447	1,401	1,176

(Note) Prices on the first section of Tokyo Stock Exchange

Item 5. Financial Information

1    Preparation Method of Consolidated Financial Statements

(1)	Pursuant to Section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007), the consolidated financial statements have been prepared in accordance with accounting principles which are required in order to issue American Depositary Shares, i.e., the accounting principles generally accepted in the United States of America.

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles in (1).

2    Quarterly Review Certificate

Under articles No.193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed quarterly review of the consolidated financial statements for the three-month and six-month periods ended September 30, 2008 within the fiscal period from April 1, 2008 to March 31, 2009.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

		Millions of yen
	Notes	September 30, 2008	(%)	March 31, 2008	(%)
ASSETS
Cash and cash deposits:
Cash and cash equivalents		430,925		507,236
Time deposits		888,793		758,130
Deposits with stock exchanges and other segregated cash		190,817		168,701

		1,510,535	6.1	1,434,067	5.7

Loans and receivables:
Loans receivable (including ¥39,862 million measured at fair value in accordance with SFAS 159 at September 30, 2008)	*3	693,637		784,262
Receivables from customers		34,025		43,623
Receivables from other than customers		1,940,324		361,114
Allowance for doubtful accounts		(2,941)		(1,399)

		2,665,045	10.8	1,187,600	4.7

Collateralized agreements:
Securities purchased under agreements to resell		2,553,215		3,233,200
Securities borrowed		5,180,708		7,158,167

		7,733,923	31.2	10,391,367	41.2

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥3,977,474 million at September 30, 2008 and ¥3,140,923 million at March 31, 2008)	*3	10,606,716		9,947,443
Private equity investments (including ¥62,144 million measured at fair value in accordance with SFAS 159 at September 30, 2008)	*3	399,688		330,745

		11,006,404	44.5	10,278,188	40.7

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥260,744 million at September 30, 2008 and ¥260,910 million at March 31, 2008)		367,344		389,151
Non-trading debt securities	*3	282,506		246,108
Investments in equity securities	*3	131,730		139,330
Investments in and advances to affiliated companies (including securities pledged as collateral of ¥NIL million at September 30, 2008 and ¥3,361 million at March 31, 2008 and ¥15,778 million measured at fair value in accordance with SFAS 159 at September 30, 2008)	*3	346,941		361,334
Other	*6	713,680		808,909

		1,842,201	7.4	1,944,832	7.7

Total assets		24,758,108	100.0	25,236,054	100.0

		Millions of yen
	Notes	September 30, 2008	(%)	March 31, 2008	(%)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings (including ¥36,859 million measured at fair value in accordance with SFAS 155 and SFAS 159 at September 30, 2008 and ¥3,245 million measured at fair value in accordance with SFAS 155 at March 31, 2008)	*3	1,232,400	5.0	1,426,266	5.7
Payables and deposits:
Payables to customers		299,626		264,679
Payables to other than customers		382,330		322,927
Deposits received at banks		424,777		362,775

		1,106,733	4.5	950,381	3.8

Collateralized financing:
Securities sold under agreements to repurchase		3,876,310		4,298,872
Securities loaned		3,486,486		3,753,730
Other secured borrowings		2,341,241		2,488,129

		9,704,037	39.2	10,540,731	41.7

Trading liabilities	*3	4,765,785	19.2	4,469,942	17.7
Other liabilities	*6	493,797	2.0	636,184	2.5
Long-term borrowings (including fair value of ¥952,506 million under SFAS 155 and SFAS 159 at September 30, 2008 and fair value of ¥110,081 million under SFAS 155 at March 31, 2008)	*3	5,645,219	22.8	5,224,426	20.7

Total liabilities		22,947,971	92.7	23,247,930	92.1

Commitments and contingencies	*10
Shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares at September 30, 2008 and March 31, 2008
Issued—1,965,919,860 shares at September 30, 2008 and March 31, 2008
Outstanding—1,908,740,169 shares at September 30, 2008 and 1,906,885,059 shares at March 31, 2008		182,800	0.7	182,800	0.7
Additional paid-in capital		182,413	0.7	177,227	0.7
Retained earnings		1,613,513	6.5	1,779,783	7.1
Accumulated other comprehensive loss		(90,495)	(0.3)	(71,111)	(0.3)

		1,888,231	7.6	2,068,699	8.2
Common stock held in treasury, at cost—57,179,691 shares and 59,034,801 shares at September 30, 2008 and March 31, 2008, respectively		(78,094)	(0.3)	(80,575)	(0.3)

Total shareholders’ equity		1,810,137	7.3	1,988,124	7.9

Total liabilities and shareholders’ equity		24,758,108	100.0	25,236,054	100.0

(*)	Certain prior year amounts have been reclassified to conform to the current quarter presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Operations (UNAUDITED)

		Millions of yen
	Notes	Six months ended September 30, 2008	(%)
Revenue:
Commissions		167,084
Fees from investment banking		23,433
Asset management and portfolio service fees		85,190
Net loss on trading		(10,500)
Loss on private equity investments		(14,496)
Interest and dividends		244,950
Loss on investments in equity securities		(8,840)
Other		28,787

Total revenue		515,608	100.0
Interest expense		252,456	49.0

Net revenue		263,152	51.0

Non-interest expenses:
Compensation and benefits		168,008
Commissions and floor brokerage		38,977
Information processing and communications		67,991
Occupancy and related depreciation		33,048
Business development expenses		14,951
Other		93,782

		416,757	80.8

Loss before income taxes		(153,605)	(29.8)
Income tax expense	*9	(4,141)	(0.8)

Net Loss		(149,464)	(29.0)

		Yen
	Notes	Six months ended September 30, 2008
Per share of common stock:	*7
Basic—
Net Loss		(78.32)
Diluted—
Net Loss		(78.42)

The accompanying notes are an integral part of these consolidated financial statements.

		Millions of yen
	Notes	Three months ended September 30, 2008	(%)
Revenue:
Commissions		84,886
Fees from investment banking		10,026
Asset management and portfolio service fees		42,411
Net loss on trading		(21,015)
Gain on private equity investments		23,167
Interest and dividends		126,993
Loss on investments in equity securities		(9,804)
Other		1,068

Total revenue		257,732	100.0
Interest expense		129,667	50.3

Net revenue		128,065	49.7

Non-interest expenses:
Compensation and benefits		80,098
Commissions and floor brokerage		20,343
Information processing and communications		34,632
Occupancy and related depreciation		17,180
Business development expenses		7,919
Other		37,234

		197,406	76.6

Loss before income taxes		(69,341)	(26.9)
Income tax expense	*9	3,531	1.4

Net Loss		(72,872)	(28.3)

		Yen
	Notes	Three months ended September 30, 2008
Per share of common stock:	*7
Basic—
Net Loss		(38.18)
Diluted—
Net Loss		(38.23)

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Changes in Shareholders’ Equity (UNAUDITED)

Millions of yen
Six months ended September 30, 2008
Common Stock
Balance at beginning of year	182,800

Balance at end of the period	182,800

Additional paid-in capital
Balance at beginning of year	177,227
Gain on sales of treasury stock	1,922
Issuance and exercise of common stock options	3,264

Balance at end of the period	182,413

Retained earnings
Balance at beginning of year	1,779,783
Net loss	(149,464)
Cash dividends(*)	(32,447)
Adjustments to initially apply SFAS 157	10,383
Adjustments to initially apply SFAS 159	5,258

Balance at end of the period	1,613,513

Accumulated other comprehensive income:
Cumulative translation adjustments
Balance at beginning of year	(28,416)
Net change during the period	(19,880)

Balance at end of the period	(48,296)

Defined benefit pension plans
Balance at beginning of year	(42,695)
Pension liability adjustment	496

Balance at end of the period	(42,199)

Balance at end of the period	(90,495)

Common stock held in treasury
Balance at beginning of year	(80,575)
Repurchases of common stock	(67)
Sales of common stock	24
Common stock issued to employees	2,593
Other net change in treasury stock	(69)

Balance at end of the period	(78,094)

Total shareholders’ equity	1,810,137

(*)	Dividends per share	Six months ended September 30, 2008	17.00 yen
		Three months ended September 30, 2008	8.50 yen

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Comprehensive Income (UNAUDITED)

Millions of yen
Six months ended September 30, 2008
Net loss	(149,464)
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(19,880)
Defined benefit pension plans:
Pension liability adjustment	807
Deferred income taxes	(311)

Total	496

Total other comprehensive income (loss)	(19,384)

Comprehensive loss	(168,848)

The accompanying notes are an integral part of these consolidated financial statements.

Millions of yen
Three months ended September 30, 2008
Net loss	(72,872)
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(50,157)
Defined benefit pension plans:
Pension liability adjustment	1,032
Deferred income taxes	(384)

Total	648

Total other comprehensive income (loss)	(49,509)

Comprehensive loss	(122,381)

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

Millions of yen
Six months ended September 30, 2008
Cash flows from operating activities:
Net loss	(149,464)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	34,262
Loss on investments in equity securities	8,840
Deferred income taxes	(40,659)
Changes in operating assets and liabilities:
Time deposits	(169,143)
Deposits with stock exchanges and other segregated cash	(27,762)
Trading assets and private equity investments	(1,060,091)
Trading liabilities	390,532
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	322,371
Securities borrowed, net of securities loaned	1,757,726
Other secured borrowings	(146,888)
Loans and receivables, net of allowance for doubtful accounts	(1,651,732)
Payables	234,818
Accrued income taxes, net	(25,380)
Other, net	119,284

Net cash used in operating activities	(403,286)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(31,713)
Proceeds from sales of office buildings, land, equipment and facilities	39
Payments for purchases of investments in equity securities	(2,786)
Proceeds from sales of investments in equity securities	1,304
Decrease in loans receivable at banks, net	4,881
Increase in non-trading debt securities, net	(31,132)
Other, net	220

Net cash used in investing activities	(59,187)

Cash flows from financing activities:
Increase in long-term borrowings	1,159,063
Decrease in long-term borrowings	(630,982)
Decrease in short-term borrowings, net	(189,687)
Increase in deposits received at banks, net	73,963
Proceeds from sales of common stock	47
Payments for repurchases of common stock	(67)
Payments for cash dividends	(32,451)

Net cash provided by financing activities	379,886

Effect of exchange rate changes on cash and cash equivalents	6,276

Net decrease in cash and cash equivalents	(76,311)
Cash and cash equivalents at beginning of the period	507,236

Cash and cash equivalents at end of the period	430,925

Supplemental information:
Cash paid during the period for—
Interest	290,814
Income tax payments, net	61,898

The accompanying notes are an integral part of these consolidated financial statements.

[Notes to the Consolidated Financial Statements (UNAUDITED)]

1. Basis of accounting:

In December 2001, Nomura Holdings, Inc. (“Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to the Article 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007), the consolidated financial statements for the six months ended September 30, 2008 and the three months ended September 30, 2008 have been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which the Company and its consolidated entities (“Nomura”) adopt and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity and under Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”) in 2003. Under Japanese GAAP, the scope of consolidation is primarily determined by both ownership level of voting interest and “Financial controlling model”, that is a model taking into account of factors other than ownership level of voting interest in an entity.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, investments in equity securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, the difference has an impact of ¥7,629 million (loss, for the six months ended September 30, 2008) and ¥8,302 million (loss, for the three months ended September 30, 2008) on loss before income taxes.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity.

Retirement and severance benefit—

Under U.S. GAAP, gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets, while such gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. U.S. GAAP requires to recognize the funded status of defined benefit postretirement plans, measured as the difference between the fair value of the plan asset and the benefit obligation.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Under U.S. GAAP, negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Therefore, under Japanese GAAP, the difference has an impact of ¥1,093 million (loss, for the six months ended September 30, 2008) and ¥1,528 million (profit, for the three months ended September 30, 2008) on loss before income taxes.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the statements of operations or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in the fair value of derivative contracts are recognized in shareholder’s equity.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, it is allowed to choose measuring at fair value eligible financial assets and liabilities which shall be ordinarily measured at cost (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized through earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, the difference has an impact of ¥15,274 million (profit, for the six months ended September 30, 2008) and ¥10,175 million (profit, for the three months ended September 30, 2008) on loss before income taxes. In addition, non-marketable stocks which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP, and the difference has an impact of ¥21,944 million (profit, for the six and three months ended September 30, 2008) on loss before income taxes.

Offsetting of amounts related to certain contracts—

Under U.S. GAAP, an entity shall offset the fair value amounts recognized for derivative instruments with the same counterparty under a master netting arrangement and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the derivative instruments. Under Japanese GAAP, the accounting treatment mentioned is not permitted.

Minority interest—

Under Japanese GAAP, minority interest is included in net assets. Under U.S. GAAP, it is not allowed to include minority interest in shareholder’s equity. Minority interest is classified within liabilities in our balance sheet and presented separately in the note to the financial statements. In addition, U.S GAAP determined to revise the disclosure of minority interest. See Note 2, “Changes in accounting policies and new accounting pronouncements” for more details.

2. Changes in accounting policies and new accounting pronouncements:

Changes in accounting policies—

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. In addition, SFAS 157 also:

•	requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model);

•	establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of a financial asset or financial liability;

•

nullifies the guidance in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF 02-3”), which requires deferral of profit at inception of a derivative transaction in the absence of observable data supporting the valuation technique;

•	eliminates large position (“block”) discounts for financial instruments quoted in active markets; and

•	requires a reporting entity to consider its own credit rating when valuing liabilities carried at fair value.

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) which delays the effective date of SFAS 157 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of the FSP.

The remainder of SFAS 157 relating to financial assets and financial liabilities is effective for fiscal years beginning after November 15, 2007. As permitted by FSP SFAS 157-2, Nomura adopted SFAS 157 on April 1, 2008 for financial assets and financial liabilities only and does not apply the provisions of SFAS 157 to certain non financial assets and liabilities not carried at fair value on a recurring basis, including:

•	Non financial assets and non financial liabilities acquired in a business combination but not measured at fair value on a recurring basis;

•	Goodwill and other intangible assets;

•	Long-lived non financial assets.

The requirements of SFAS 157 are generally applied prospectively to financial instruments apart from derivatives which have been accounted for in accordance with EITF 02-3, hybrid financial instruments that are currently measured at fair value in their entirety and whose inception profit has been deferred under SFAS No. 155, “Accounting for Certain hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140” (“SFAS 155”) and certain investments which have block discounts applied to them. The impact of adjusting the fair value of these financial instruments in accordance with SFAS 157 was recorded as a cumulative-effect adjustment to opening retained earnings, and it was an increase of ¥10,383 million after-tax.

Fair value hierarchy under SFAS 157 is as follows:

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that Nomura has ability to access at the measurement date are classified as Level 1. Examples are listed stocks at Tokyo Stock Exchange 1st section and Japanese government bonds.

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. An example of financial instruments is an interest rate swap contract between short-term floating interest rate and fixed interest rate.

Level 3:

        Financial assets and financial liabilities whose values are based on unobservable inputs in markets are classified as Level 3. Unobservable inputs are based on the reporting entity’s own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. It is classified as Level 3, if such unobservable inputs in markets have more than insignificant impact on fair value measurement of an instrument. These assumptions include a method to estimate unobservable long-term volatilities of foreign exchange rate from volatilities within observable term in the markets and a method to estimate credit premium using for fair value measurements of individual loans.

Fair value of a financial asset when the market for that asset is not active

In October, 2008, the FASB issued Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). FSP SFAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active.

FSP SFAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP SFAS 157-3 by Nomura did not have a material impact on its consolidated financial statements.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If the entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an assets or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS 159 also establishes presentation and disclosure requirements designed to provide a comparison between entities that elect different measurement attributes for similar assets and liabilities.

An entity may elect the fair value option for eligible items that exist at the date of adoption and reports the difference between the carrying value and fair value as a cumulative-effect adjustment to the opening balance of retained earnings.

Nomura adopted SFAS 159 on April 1, 2008. The impact of the adoption was recorded as a cumulative-effect adjustment to opening retained earnings, and it was an increase of ¥5,258 million after-tax. This is mainly due to the adoption to liabilities of secured borrowings in long-term borrowings.

The financial assets and financial liabilities Nomura elected the fair value option are as follows:

•

Loans and receivables whose risks are managed on a fair value basis. Nomura elects the fair value option to reduce volatility of profit or loss caused by the difference in measurement basis for loans and receivables and the derivatives used to manage risks of those instruments;

•

Investments held for capital appreciation or current income purposes with exit strategies that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option. Nomura elects the fair value option to more appropriately represent the purpose of these investments in the consolidated financial statements;

•

Liabilities from secured financings which are not accounted for as a sale under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). Even though Nomura has no continuing economic exposure to the related financial assets, they remain on its consolidated balance sheet and continue to be carried at fair value, with changes in fair value recognized through earnings. Nomura elects the fair value option for these financial liabilities to reduce volatility of profit or loss; and

•

All structured notes issued on or after the date of adoption. This blanket election for structured notes are made primarily to reduce volatility of profit or loss caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to manage risks of those positions. Nomura also elect the fair value option for the notes issued by consolidated variable interest entities for the same purposes.

Interest and dividends arising from financial instruments to which the fair value options have been adopted are accounted as net gain (loss) on trading if it is a part of profit or loss from change in market value, otherwise they are accounted as interest revenue or expense.

Offsetting of amounts related to certain contracts

In April 2007, the FASB issued Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”).

Nomura adopted FSP FIN 39-1 on April 1, 2008. There were ¥453 billion of netting of cash collateral receivables against net derivative liabilities and ¥341 billion of netting of cash collateral payables against net derivative assets as of September 30, 2008. FSP FIN 39-1 was retrospectively applied. There were ¥684 billion of netting of cash collateral receivables against net derivative liabilities and ¥378 billion of netting of cash collateral payables against net derivative assets as of March 31, 2008.

New accounting pronouncements—

Accounting for business combinations

In December 2007, the FASB issued SFAS No. 141-R, “Business Combinations” (“SFAS 141-R”). SFAS 141-R expands the definition of transactions and events that qualify as business combinations; requires that the full value of acquired assets and liabilities, including contingent consideration, be recorded at the fair value determined on the acquisition date and changes thereafter in contingent consideration to be reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred.

SFAS 141-R applies prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption and retroactive application is not permitted and therefore Nomura will adopt SFAS 141-R for business combinations for which the acquisition date is on or after April 1, 2009. Nomura is evaluating the impact of adoption of SFAS 141-R on its consolidated financial statements.

Accounting for noncontrolling interests

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of non-controlling interests as a component of equity (rather than as a liability or as mezzanine equity). Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings and provides guidance on the accounting for transactions between an entity and noncontrolling interests.

SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is not permitted and therefore Nomura will adopt SFAS 160 on April 1, 2009. The Statement is applied prospectively as of the beginning of the fiscal year in which the Statement is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Nomura is evaluating the impact of adoption on its consolidated financial statements.

Enhanced disclosures about derivatives and hedging

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 replaces and expands the quantitative and qualitative disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and other related literature and intends to provide an enhanced understanding of:

•	How and why a reporting entity uses derivative instruments;

•	How derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and

•	How derivative instruments affect a reporting entity’s financial position, financial performance and cash flows.

SFAS 161 is effective for financial statements issued and for fiscal years and interim periods beginning after November 15, 2008 with early application permitted. Because SFAS 161 is a disclosure statement and does not impact the accounting treatment for derivative instruments and related hedged items, Nomura’s adoption of SFAS 161 will not impact on its consolidated financial statements.

GAAP hierarchy

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”) which provides a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP.

SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. Nomura is currently considering the potential impact of adoption of SFAS 162 but does not expect a material impact on its consolidated financial statements.

Disclosures about Credit Derivatives

In September 2008, the FASB issued Staff Position No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP FAS 133-1 and FIN 45-4”). FSP FAS 133-1 and FIN 45-4 requires a seller of credit derivatives shall disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess their potential effect on its financial position, financial performance, and cash flows.

        FSP FAS 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008. Because the FSP is a disclosure statement and does not impact the accounting treatment for credit derivatives, Nomura’s adoption of the FSP will not impact substantially on its consolidated financial statements.

3. Fair value of financial instruments:

The majority of Nomura’s financial assets and financial liabilities are carried at fair value on a recurring basis. Financial assets which are carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings and Long-term borrowings.

In all cases, fair value is determined in accordance with SFAS 157 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or financial liability.

In accordance with SFAS 157, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value. For a description of the hierarchy levels, please see Note 2 “Changes in accounting policies and new accounting pronouncements”. The following table presents information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2008 within the fair value hierarchy. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. In case that a derivative is valued with using a combination of Level 1, 2 and 3 inputs, it would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

	Billions of yen
	September 30, 2008
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30 2008
Assets:
Trading assets and private equity investments
Equities (Including private equity investments)(2)	¥1,039	¥652	¥786	¥—	¥2,477
Debt securities and loans receivables	4,834	1,889	794	—	7,517
Investment trust fund and other	43	45	19	—	107
Derivative contracts	33	7,293	941	(7,362)	905
Loans and receivables(3)	—	32	8	—	40
Other assets(4)	302	76	60	—	438

Total	¥6,251	¥9,987	¥2,608	¥(7,362)	¥11,484

Liabilities:
Trading liabilities
Equities	¥809	¥106	¥0	¥—	¥915
Debt securities	3,101	125	—	—	3,226
Investment trust fund and other	1	0	—	—	1
Derivatives contracts	37	7,257	804	(7,474)	624
Short-term borrowings(5)	—	18	19	—	37
Long-term borrowings(5)(6)(7)	18	614	(139)	—	493

Total	¥3,966	¥8,120	¥684	¥(7,474)	¥5,296

(1)	Counterparty netting of derivative assets and liabilities in accordance with FIN 39 and cash collateral netting against net derivatives in accordance with FSP FIN 39-1.
(2)	Include private equity investments that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option under SFAS 159.
(3)	Include loans and receivables for which Nomura elected the fair value option under SFAS 159.
(4)	Include investments in affiliated companies that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option under SFAS 159.
(5)	Include structured notes which are elected for the fair value option under either SFAS 155 or SFAS 159.
(6)	Include liabilities by collateralized financing transactions that are accounted for as financing rather than sales in accordance with SFAS 140. Nomura elected the fair value option under SFAS 159 for those liabilities.
(7)	Include embedded derivatives bifurcated in accordance with SFAS 133 from the structured notes issued. If unrealized gain is more than unrealized loss, long-term borrowings is reduced by the exceeded amount.

The following tables explain increase and decrease including gains and losses of Level 3 financial assets and financial liabilities measured at fair value on a recurring basis for the six and three months ended September 30, 2008. Financial instruments categorized within Level 3 predominantly include derivatives, structured notes, loans and receivables and unlisted stocks valued using significant unobservable parameters. These financial instruments are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial assets and financial liabilities are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable inputs.

	Billions of yen
	Six months ended September 30, 2008
		Unrealized and realized gains/losses included in revenue
	Opening balance as of April 1, 2008	Net gain on trading	Gain (loss) on operating investments and others	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(1)	Net transfers in / (out of) Level 3(2)	Balance as of September 30, 2008
Assets:
Trading assets and private equity investments
Equities (Including private equity investments)	¥802	¥(39)	¥—	¥(14)	¥(0)	¥(53)	¥39	¥(2)	¥786
Debt securities and loans receivables	783	(46)	—	—	2	(44)	53	2	794
Investment trust fund and other	21	(0)	—	—	—	(0)	(3)	1	19
Derivative contracts, net	121	(18)	—	—	—	(18)	(22)	56	137
Loans and receivables	4	0	—	—	—	0	5	(1)	8
Other assets	59	(0)	3	—	(0)	3	(2)	0	60

Total	¥1,790	¥(103)	¥3	¥(14)	¥2	¥(112)	¥70	¥56	¥1,804

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(1)	¥(0)	¥0
Short-term borrowings	15	(0)	—	—	—	(0)	19	(15)	19
Long-term borrowings	(59)	54	—	—	—	54	37	(63)	(139)

Total	¥(43)	¥54	¥—	¥—	¥—	¥54	¥55	¥(78)	¥(120)

	Billions of yen
	Three months ended September 30, 2008
		Unrealized and realized gains/losses included in revenue
	Opening balance as of July 1, 2008	Net gain on trading	Gain (loss) on operating investments and others	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlements(1)	Net transfers in / (out of) Level 3(2)	Balance as of September 30, 2008
Assets:
Trading assets and private equity investments
Equities (Including private equity investments)	¥882	¥(42)	¥—	¥23	¥(0)	¥(19)	¥(65)	¥(12)	¥786
Debt securities and loans receivables	845	(33)	—	—	1	(32)	(93)	74	794
Investment trust fund and other	19	(0)	—	—	—	(0)	(0)	—	19
Derivative contracts, net	33	52	—	—	—	52	38	14	137
Loans and receivables	15	(0)	—	—	—	(0)	(1)	(6)	8
Other assets	63	(0)	3	(0)	(0)	3	(6)	—	60

Total	¥1,857	¥(23)	¥3	¥23	¥1	¥4	¥(127)	¥70	¥1,804

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥(0)	¥0	¥0
Short-term borrowings	2	0	—	—	—	0	17	0	19
Long-term borrowings	(2)	163	—	—	—	163	69	(43)	(139)

Total	¥0	¥163	¥—	¥—	¥—	¥163	¥86	¥(43)	¥(120)

(1)	Include gains and losses due to foreign exchange movements.
(2)	If a financial instrument migrates from Level 3 to another Level or migrates from another Level to Level 3, the amount reported in “Net transfers in / (out of) Level 3” is the fair value at the beginning of quarter during which the migration occurs.

The following tables explain the amounts of unrealized gains (losses) for the six and three months ended September 30, 2008 relating to those financial instruments which Nomura classified as Level 3 within the Fair Value Hierarchy and that were still held by Nomura at the balance sheet date:

	Billions of yen
	Six months ended September 30, 2008
	Net gain on trading	Gain (loss) on operating investments and others	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities (Including private equity investments)	¥6	¥—	¥(17)	¥0	¥(11)
Debt securities and loans receivables	(26)	—	—	(1)	(27)
Investment trust fund and other	(0)	—	—	—	0
Derivative contracts, net	(2)	—	—	—	(2)

Loans and receivables	(0)	—	—	—	0
Other assets	—	3	—	—	3

Total	¥(22)	¥3	¥(17)	¥(1)	¥(37)

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	1	—	—	—	1
Long-term borrowings	51	—	—	—	51

Total	¥52	¥—	¥—	¥—	¥52

	Billions of yen
	Three months ended September 30, 2008
	Net gain on trading	Gain (loss) on operating investments and others	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities (Including private equity investments)	¥(44)	¥—	¥23	¥—	¥(21)
Debt securities and loans receivables	(27)	—	—	(0)	(27)
Investment trust fund and other	(0)	—	—	—	(0)
Derivative contracts, net	88	—	—	—	88

Loans and receivables	1	—	—	—	1
Other assets	—	3	(0)	—	3

Total	¥18	¥3	¥23	¥(0)	¥44

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	1	—	—	—	1
Long-term borrowings	171	—	—	—	171

Total	¥172	¥—	¥—	¥—	¥172

The following tables explain gains (losses) due to changes in fair value for items measured at fair value using the fair value option under SFAS 155 and SFAS 159 at September 30, 2008.

Billions of yen
Six months ended September 30, 2008
Net gain on trading
Assets:
Loans and receivables	¥1
Private equity investments	—
Other assets
Investments in and advances to affiliated companies(1)	(0)

Total	¥1

Liabilities:
Short-term borrowings(2)	¥4
Long-term borrowings(2)(3)	114

Total	¥118

Billions of yen
Three months ended September 30, 2008
Net gain on trading
Assets:
Loans and receivables	¥0
Private equity investments	—
Other assets
Investments in and advances to affiliated companies(1)	(0)

Total	¥0

Liabilities:
Short-term borrowings(2)	¥3
Long-term borrowings(2)(3)	91

Total	¥94

(1)	Represent investments in affiliated companies that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option.
(2)	Include structured notes and others for which Nomura elected the fair value option under either SFAS 155 or SFAS 159.
(3)	Include liabilities by collateralized financing transactions that are accounted for as financing rather than sales in accordance with SFAS 140.

Nomura elected the fair value option to investment in Ashikaga Holdings Co., Ltd, that Nomura’s ownership share was 45.5%, and included it in Private equity investments.

Nomura calculated the impact of changes in its own creditworthiness on financial liabilities for which the fair value option is elected, by discounting future cash flows at a rate which incorporates observable changes in its credit spread. The gain and losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were revenue of ¥19 billion for the six months ended September 30, 2008, and revenue of ¥11 billion for the three months ended September 30, 2008. There was no significant impact on financial assets for which the fair value option was elected, attributable to the instrument-specific credit risk.

As of September 30, 2008, there was no significant difference between the aggregate fair value and the aggregate unpaid principal balance (which are contractually principally protected) of loans and receivables for which the fair value option was elected. There was no significant difference between the aggregate fair value and the aggregate unpaid principal balance (which are contractually principally protected) of short-term borrowings and long-term borrowings. There was no loans and receivables for which the fair value option was elected that were 90 days or more past due or in non-accrual status.

4. Variable interest entities (VIEs):

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of asset-repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds and mortgage and mortgage-backed securities. Nomura also consolidates investment funds, which are managed in line with stipulated investment criteria, in which it is the primary beneficiary.

The following table shows the classification of the consolidated VIEs’ assets collateralized for the VIEs’ obligations. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	September 30, 2008	March 31, 2008
Consolidated VIEs’ assets collateralized for the VIEs’ obligations
Trading assets	¥237	¥240
Office buildings, land, equipment and facilities	50	47
Other	1	3

Total	¥288	¥290

Nomura also holds significant variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other below investment grade debt obligations; guarantees and residual interests regarding leveraged and operating leases for aircraft using VIEs; and loans and investments in VIEs that acquire operating businesses.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds the significant variable interests and maximum exposure to loss associated with these significant variable interests. Maximum exposure to loss means the amount recorded on Nomura’s consolidated balance sheet and does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen
	September 30, 2008	March 31, 2008
VIEs’ assets	¥458	¥457
Maximum exposure to loss	261	261

In June 2007, the AICPA issued Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide – Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investment in Investment Company” (“SOP 07-1”). Although this SOP 07-1 was expected to be effective for fiscal years beginning on or after December 15, 2007, FASB decided to postpone the effective date of SOP 07-1, indefinitely. But, SOP 07-1 permitted early adoption and continuous application of this SOP 07-1 for entities that early adopted this SOP is allowed by FASB Staff Position No. SOP 07-1-1, “Effective Date of AICPA Statement of Position 07-1.”

Nomura decided early adoption of SOP 07-1 on December 14, 2007 and designated certain entities, including Nomura Principal Finance Co., Ltd. and Terra Firma Capital Partners I, as investment companies. FASB Staff Position No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies,” will provide those entities that meet criteria for investment companies under SOP 07-1 with a permanent scope exception from the application of FIN 46-R.

5. Business combinations:

Subsequent events

In accordance with the agreements in September 2008, Nomura acquired Lehman Brothers’ (“Lehman”) franchise in the Asia Pacific region including Japan and Australia as well as European and Middle Eastern equities and investment banking operations of Lehman in October 2008.

Lehman has been a strong player in the investment banking fields, including M&A, execution services, derivatives, electronic trading and prime brokerage. With these acquisitions including those described below, Nomura has combined Lehman’s strong client franchise and has strengthened its wholesale business. The deals do not include any trading assets or trading liabilities.

In October 2008, Nomura also acquired Lehman’s three companies named Lehman Brothers Services India Private Ltd., Lehman Brothers Financial Services (India) Private Ltd., and Lehman Brothers Structured Finance Services Private Ltd., which provide IT and other services related platform in India. The three companies have provided various functions for investment banks such as operational support in the area of IT, other operational supports, financial controls and risk managements globally including the Asia Pacific and European regions. The companies will also provide support services for global business of Nomura.

Certain acquisitions which are subject to SFAS No. 141, “Business Combinations” (“SFAS 141”) will be accounted for as business combinations under Nomura’s consolidated financial statements from the period for the nine months ending December 31, 2008. Under SFAS 141, the allocation period of the cost to assets acquired and liabilities assumed should usually not exceed one year from the consummation date of the acquisitions.

6. Other assets – Other / Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	September 30, 2008	March 31, 2008
Other assets-Other:
Securities received as collateral	¥155,078	¥242,601
Goodwill and other intangible assets	104,564	103,022
Deferred tax assets	305,505	273,041
Investments in equity securities for other than operating purposes	7,515	20,198
Other	141,018	170,047

Total	¥713,680	¥808,909

Other liabilities:
Obligation to return securities received as collateral	¥155,078	¥242,601
Accrued income taxes	21,240	35,669
Other accrued expenses and provisions	264,681	279,169
Minority interests	12,848	12,978
Other	39,950	65,767

Total	¥493,797	¥636,184

7. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

Millions of yen except per share data presented in yen
Six months ended September 30, 2008
Basic—
Net loss applicable to common stock	¥(149,464)
Weighted average number of shares outstanding	1,908,311,939
Net loss per share	¥(78.32)

Diluted—
Net loss applicable to common stock	¥(149,466)
Weighted average number of shares outstanding	1,905,908,919
Net loss per share	¥(78.42)

Millions of yen except per share data presented in yen
Three months ended September 30, 2008
Basic—
Net loss applicable to common stock	¥(72,872)
Weighted average number of shares outstanding	1,908,688,016
Net loss per share	¥(38.18)

Diluted—
Net loss applicable to common stock	¥(72,874)
Weighted average number of shares outstanding	1,906,073,409
Net loss per share	¥(38.23)

In determining diluted EPS, the net loss applicable to common stock is adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the decline in potential common shares arising from stock-based compensation plans issued by the Company that would increase the net loss per share for the six and three months ended September 30, 2008.

Antidilutive stock options to purchase 18,403,800 common shares were not included in the computation of diluted EPS for the six and three months ended September 30, 2008.

8. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Severance indemnities and pension plans—

The net pension and severance cost of the defined benefit plans for employees of the Japanese entities for the six and three months ended September 30, 2008 is shown below:

Japanese entities’ plans

Millions of yen
Six months ended September 30, 2008
Service cost	¥4,973
Interest cost	2,563
Expected return on plan assets	(1,841)
Amortization of net actuarial losses	1,430
Amortization of prior service cost	42

Net periodic pension and severance costs	¥7,167

Millions of yen
Three months ended September 30, 2008
Service cost	¥2,466
Interest cost	1,282
Expected return on plan assets	(921)
Amortization of net actuarial losses	715
Amortization of prior service cost	21

Net periodic pension and severance costs	¥3,563

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans for the six and three months ended September 30, which are not significant.

9. Income taxes:

Effective tax rates for the six and three months ended September 30, 2008 were 2.7% and minus 5.1% respectively, while the domestic statutory tax rate is approximately 41%, mainly due to an increase in valuation allowance relating to losses of foreign subsidiaries.

10. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

These commitments outstanding were as follows:

	Millions of yen
	September 30, 2008	March 31, 2008
Commitments to extend credit	¥105,957	¥181,341
Commitments to invest in partnerships	52,184	124,154

As of September 30, 2008, these commitments had the following expirations:

	Millions of yen
	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥105,957	¥63,372	¥22,562	¥15,305	¥4,718
Commitments to invest in partnerships	52,184	4,113	14,904	13,094	20,073

Operating leases

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of September 30, 2008 and March 31, 2008:

	Millions of yen
	September 30, 2008	March 31, 2008
Total minimum lease payments	¥56,827	¥57,884
Less: Sublease rental income	(19,361)	(19,789)

Net minimum lease payments	37,466	38,095

As of September 30, 2008, these minimum lease payments had the following maturity for payments:

	Millions of yen
	Total	Years to Payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥56,827	¥12,159	¥10,010	¥8,805	¥7,334	¥5,629	¥12,890

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Contingencies—

Legal Proceedings

In the normal course of business, Nomura is involved in lawsuits and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

Guarantees—

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN 45 definition of guarantees. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure.

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees:

	Millions of yen
	September 30, 2008		March 31, 2008
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts	¥3,609,297	¥73,641,599	¥3,325,218	¥70,659,948
Standby letters of credit and other guarantees(1)	499	3,795	756	6,438

(1)	There was no collateral held in connection with standby letters of credit and other guarantees as of September 30, 2008 and March 31, 2008.

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees as of September 30, 2008:

	Millions of yen
	Carrying value	Maximum Potential Payout/Notional
			Years to Maturity
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥3,609,297	¥73,641,599	¥8,835,724	¥16,390,204	¥28,489,295	¥19,926,376
Standby letters of credit and other guarantees	499	3,795	1,884	1,904	1	6

11. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in loss before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current quarter presentation.

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2008
Non-interest revenue	¥158,034	¥20,852	¥33,351	¥(13,447)	¥33,715	¥45,782	¥278,287
Net interest revenue	2,230	(16,420)	882	(3,062)	2,108	6,756	(7,506)

Net revenue	160,264	4,432	34,233	(16,509)	35,823	52,538	270,781
Non-interest expenses	138,767	152,739	30,381	8,210	26,876	59,784	416,757

Income (loss) before income taxes	¥21,497	¥(148,307)	¥3,852	¥(24,719)	¥8,947	¥(7,246)	¥(145,976)

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Three months ended September 30, 2008
Non-interest revenue	¥73,527	¥7,572	¥5,207	¥22,757	¥14,386	¥15,592	¥139,041
Net interest revenue	928	(14,110)	40	(2,257)	325	12,400	(2,674)

Net revenue	74,455	(6,538)	5,247	20,500	14,711	27,992	136,367
Non-interest expenses	69,137	80,150	13,970	5,853	13,916	14,380	197,406

Income (loss) before income taxes	¥5,318	¥(86,688)	¥(8,723)	¥14,647	¥795	¥13,612	¥(61,039)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following tables present the major components of income (loss) before income taxes in “Other.”

Millions of yen
Six months ended September 30, 2008
Net gain on trading related to economic hedging transactions	¥21,194
Realized loss on investments in equity securities held for operating purpose	(1,212)
Equity in earnings of affiliates	6,060
Corporate items	(7,969)
Others	(25,319)

Total	¥(7,246)

Millions of yen
Three months ended September 30, 2008
Net gain on trading related to economic hedging transactions	¥20,188
Realized loss on investments in equity securities held for operating purpose	(1,503)
Equity in earnings of affiliates	3,999
Corporate items	(2,349)
Others	(6,723)

Total	¥13,612

The tables below present reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and loss before income taxes in the consolidated statements of operations.

Millions of yen
Six months ended September 30, 2008
Net revenue	¥270,781
Unrealized loss on investments in equity securities held for operating purpose	(7,629)

Consolidated net revenue	¥263,152

Non-interest expenses	¥416,757
Unrealized loss on investments in equity securities held for operating purpose	—

Consolidated non-interest expenses	¥416,757

Loss before income taxes	¥(145,976)
Unrealized loss on investments in equity securities held for operating purpose	(7,629)

Consolidated loss before income taxes	¥(153,605)

Millions of yen
Three months ended September 30, 2008
Net revenue	¥136,367
Unrealized loss on investments in equity securities held for operating purpose	(8,302)

Consolidated net revenue	¥128,065

Non-interest expenses	¥197,406
Unrealized loss on investments in equity securities held for operating purpose	—

Consolidated non-interest expenses	¥197,406

Loss before income taxes	¥(61,039)
Unrealized loss on investments in equity securities held for operating purpose	(8,302)

Consolidated loss before income taxes	¥(69,341)

Geographic information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The tables below present a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and Long-lived assets have been allocated on a deals-with-external-customers-basis. Income (loss) before income taxes have been allocated on an including-intersegment-revenues-and-expenses-basis.

Millions of yen
Six months ended September 30, 2008
Net revenue:
Americas	¥16,328
Europe	(27,754)
Asia and Oceania	7,647

Sub-total	(3,779)
Japan	266,931

Consolidated	¥263,152

Income (loss) before income taxes:
Americas	¥(65,014)
Europe	(83,567)
Asia and Oceania	(12,483)

Sub-total	(161,064)
Japan	7,459

Consolidated	¥(153,605)

Millions of yen
Three months ended September 30, 2008
Net revenue:
Americas	¥9,293
Europe	(24,747)
Asia and Oceania	1,047

Sub-total	(14,407)
Japan	142,472

Consolidated	¥128,065

Income (loss) before income taxes:
Americas	¥(20,571)
Europe	(55,458)
Asia and Oceania	(6,407)

Sub-total	(82,436)
Japan	13,095

Consolidated	¥(69,341)

	Millions of yen
	September 30, 2008	March 31, 2008
Long-lived assets:
Americas	¥101,850	¥99,993
Europe	49,341	54,424
Asia and Oceania	9,796	7,454

Sub-total	160,987	161,871
Japan	316,716	336,867

Consolidated	¥477,703	¥498,738

There is no revenue derived from transactions with a single major external customer for the six and three months ended September 30, 2008.

2. Other

We are involved in a number of lawsuits in Japan and overseas, which are either ordinary routine actions and proceedings incidental to our business or not material to us. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such lawsuits will not, in the aggregate, have a material adverse effect on our financial condition or results of our operations.

In October 2008, we acquired the most parts of Lehman Brothers’ (“Lehman”) Asia Pacific franchise and of its European and Middle Eastern investment banking and equities operations, as well as hired a number of former Lehman’s fixed income employees in Europe. We also acquired Lehman’s IT and other services related platform in India. With these acquisitions, we have combined Lehman’s strong client franchise and strengthened our wholesale business. The deals do not include any trading assets or trading liabilities of Lehman.

Following the transactions above, we succeeded the employment of around 1,100 staff in Japan, 1,500 in the Asia Pacific region excluding Japan, 2,650 in European and the Middle Eastern region and acquired IT and other services related platform with 2,900 staff in India, totaling over 8,000 staff as a result. The significant increase in employees as a result of acquiring these franchises may lead to additional costs such as personnel expenses being incurred that could have a negative impact on our operating results and financial position. Given the facts that the acquisitions include only certain divisions in European and the Middle Eastern region therefore it does not include all staff in the region and that the substantial amount of costs including headquarters costs had been allocated to the regions, it is not simple to make a comparison between the situations before and after the acquisitions, but according to Lehman’s publicly available disclosure information(*), number of staff as of November 30, 2007 and non-interest expenses for the year ended November 30, 2007 were; 5,102 and U.S. $1,831 million in the Asia Pacific region including India, and 6,436 and U.S. $4,221 million in European and the Middle Eastern region. The goodwill could be recognized from certain acquisitions subject to SFAS No. 141, “Business Combinations” in our consolidated balance sheets and we may recognize an impairment loss as a result of a periodic impairment test for the goodwill.

(*) Sources: “Lehman Brothers 2007 Fact Book” and “Annual Report for the fiscal year ended November 30, 2007” (Form 10-K).

While we make efforts to expedite the integration process of the Lehman’s client franchise, it may take longer than expected to integrate the franchise. In the integration process, it is possible that we may lose the key employees and the integration of Lehman’s clients may not be carried out as effectively as expected. The insufficient enhancement of our wholesale business may have negative impact on business strategy and may damage our reputation. Integration efforts could divert management resources and might result in a disruption to ongoing businesses, which could adversely affect our business and operating results.

We also have an exposure related to Iceland which has been hedged through a credit default swap with Lehman, and we have started to see risks arising in the exposure due to Lehman’s bankruptcy. After Lehman’s bankruptcy, we entered into alternative hedge transactions, but the turmoil from the nationalization of banks in Iceland since October 2008 has led a significant decline in value of our position which valued U.S. $425 million as of September 30, 2008. We may recognize significant amount of losses depending on the trend in the future.

In addition, the stock price of Class A shares of Fortress Investment Group LLC, of which we hold 55 million shares, has sharply declined since October 2008. The closing stock price of the day (U.S. time) before the filing date of this quarterly securities report was U.S. $3.20 per share, which was 73% below the book value as at September 30, 2008. We may recognize significant amount of losses depending on the stock price trend in the future.

On July 29, 2008 the Board of Directors resolved to pay the first quarter dividend to shareholders registered on the record date of June 30, 2008.

a. Total first quarter dividend	¥16,233 million
b. The first quarter dividend per share	¥8.50

On October 28, 2008 the Board of Directors resolved to pay the second quarter dividend to shareholders registered on the record date of September 30, 2008.

a. Total second quarter dividend	¥16,234 million
b. The second quarter dividend per share	¥8.50

[Translation]

Quarterly Review Report of Independent Accountants

November 12, 2008

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Junko Kamei
Certified Public Accountant
Designated and Operating Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the three-month and six-month periods ended September 30, 2008 within the fiscal period from April 1, 2008 to March 31, 2009 which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These quarterly consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express a conclusion on these quarterly consolidated financial statements.

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2008, and the consolidated results of their operations and their cash flows for the three-month and six-month periods then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

Additional information

As disclosed in Note 5 to the quarterly consolidated financial statements, in October 2008, the Company acquired Lehman Brothers operations in the Asia Pacific region, its European and Middle Eastern equities and investment banking operations and its three companies which provide IT and other services related platform in India.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent accountants and the Company maintains the original report.

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Kenichi Watanabe, President and Chief Executive Officer, and Masafumi Nakada, Executive Managing Director and Chief Financial Officer, have confirmed that the quarterly securities report of Nomura Holdings, Inc. for the three months ended September 30, 2008 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.